================================================================================

                             KONINKLIJKE AHOLD N.V.

                              CONSOLIDATED SUMMARY
                              FINANCIAL STATEMENTS

                        Full year and fourth quarter 2005


     Amsterdam, March 29, 2006

================================================================================

                                                          Koninklijke Ahold N.V.
                                       Consolidated Summary Financial Statements
                                               Full year and fourth quarter 2005

CONTENTS

Consolidated statements of operations                                          3

Consolidated statements of recognized income and expense                       4

Consolidated balance sheets                                                    5

Consolidated statements of cash flows                                          7

Notes to the consolidated summary financial statements                         8

Reconciliations from Dutch GAAP to IFRS                                       15

Forward-looking statements notice                                             16

                                                                                                        Koninklijke Ahold N.V.
                                                                                     Consolidated Summary Financial Statements
                                                                                             Full year and fourth quarter 2005

CONSOLIDATED STATEMENTS OF OPERATIONS
Euros in millions, except per share data
(Unaudited)

                                                                   Note      2005          2004         Q4 2005       Q4 2004
----------------------------------------------------------------   ----   ----------    ----------    ----------    ----------
Net sales                                                             3       44,496        44,610        10,832        10,795
Cost of sales                                                                (35,290)      (35,398)       (8,565)       (8,500)
----------------------------------------------------------------   ----   ----------    ----------    ----------    ----------
Gross profit                                                                   9,206         9,212         2,267         2,295
================================================================   ====   ==========    ==========    ==========    ==========

Operating expenses
Selling expenses                                                              (6,545)       (6,475)       (1,619)       (1,624)
General and administrative expenses                                   4       (1,610)       (1,814)         (448)         (414)
Settlement securities class action                                    3         (803)            -            92             -
----------------------------------------------------------------   ----   ----------    ----------    ----------    ----------
Total operating expenses                                                      (8,958)       (8,289)       (1,975)       (2,038)

----------------------------------------------------------------   ----   ----------    ----------    ----------    ----------
Operating income                                                      3          248           923           292           257
================================================================   ====   ==========    ==========    ==========    ==========

Net financial income (expense)
Interest income                                                                   89            66            20            15
Interest expense                                                                (678)         (770)         (151)         (167)
Gain (loss) on foreign exchange                                                   (1)           43           (18)           15
Other financial income (expense)                                      5          (56)          380           (56)          450
----------------------------------------------------------------   ----   ----------    ----------    ----------    ----------
Net financial income (expense)                                                  (646)         (281)         (205)          313

Share in income of joint ventures and associates                      6          155           138            67            44
----------------------------------------------------------------   ----   ----------    ----------    ----------    ----------
Income (loss) before income taxes                                               (243)          780           154           614
================================================================   ====   ==========    ==========    ==========    ==========

Income taxes                                                          7          205          (147)          (24)          (17)
----------------------------------------------------------------   ----   ----------    ----------    ----------    ----------
Income (loss) from continuing operations                                         (38)          633           130           597
================================================================   ====   ==========    ==========    ==========    ==========

Income (loss) from discontinued operations                            8          197           265           (17)          161
----------------------------------------------------------------   ----   ----------    ----------    ----------    ----------
Net income                                                                       159           898           113           758
================================================================   ====   ==========    ==========    ==========    ==========

Attributable to:
  Common shareholders of Ahold                                                   133           885           108           749
  Minority interests                                                              26            13             5             9
================================================================   ====   ==========    ==========    ==========    ==========
Net income                                                                       159           898           113           758
================================================================   ====   ==========    ==========    ==========    ==========

Net income per share attributable to common shareholders
  basic                                                                         0.09          0.57          0.07          0.48
  diluted                                                                       0.09          0.57          0.07          0.45
Weighted average number of common shares outstanding (x 1,000)
  basic                                                                    1,554,713     1,553,007     1,555,300     1,553,520
  diluted                                                                  1,554,713     1,553,240     1,555,589     1,673,227

Average USD exchange rate (euro per U.S. dollar)                              0.8051        0.8050        0.8420        0.7692

                                                                                                                             3

                                                          Koninklijke Ahold N.V.
                                       Consolidated Summary Financial Statements
                                               Full year and fourth quarter 2005

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
Euros in millions
(Unaudited)

                                                                              2005       2004
-------------------------------------------------------------------------   -------    -------
Net income                                                                      159        898

Exchange rate differences in foreign interests                                  612       (315)
Recognition of cumulative translation differences related to divestments         24          1
Gains (losses) on cash flow hedges - net                                        (36)        29
Other - net                                                                       -        (15)
-------------------------------------------------------------------------   -------    -------
Income and expense recognized directly in equity                                600       (300)

-------------------------------------------------------------------------   -------    -------
Total recognized income and expense                                             759        598
=========================================================================   =======    =======

Attributable to:
  Common shareholders of Ahold                                                  733        585
  Minority interests                                                             26         13
-------------------------------------------------------------------------   -------    -------
Total recognized income and expense                                             759        598
=========================================================================   =======    =======


                                                                                             4

                                                          Koninklijke Ahold N.V.
                                       Consolidated Summary Financial Statements
                                               Full year and fourth quarter 2005

CONSOLIDATED BALANCE SHEETS
Euros in millions
(Unaudited)

                                                          JANUARY 1,  JANUARY 2,
                                                             2006        2005
--------------------------------------------------------  ----------  ----------
ASSETS

Non-current assets
Property, plant and equipment                                  7,487       6,506
Investment property                                              456         466
Goodwill                                                       2,263       1,961
Other intangible assets                                          536         537
Investments in joint ventures and associates                     799         828
Deferred tax assets                                              638         611
Other financial assets                                           429         659
--------------------------------------------------------  ----------  ----------
Total non-current assets                                      12,608      11,568
--------------------------------------------------------  ----------  ----------

Current assets
Inventories                                                    2,376       2,184
Income tax receivable                                            159          95
Receivables                                                    2,304       2,089
Other current assets                                             207         651
Cash and cash equivalents                                      2,228       3,205
Assets held for sale                                             123       1,582
--------------------------------------------------------  ----------  ----------
Total current assets                                           7,397       9,806
--------------------------------------------------------  ----------  ----------

Total assets                                                  20,005      21,374
========================================================  ==========  ==========


End of period USD exchange rate (euro per U.S. dollar)        0.8444      0.7375

                                                                Koninklijke Ahold N.V.
                                             Consolidated Summary Financial Statements
                                                     Full year and fourth quarter 2005

CONSOLIDATED BALANCE SHEETS - CONTINUED
Euros in millions
(Unaudited)

                                                               JANUARY 1,   JANUARY 2,
                                                                  2006         2005
------------------------------------------------------------   ----------   ----------
GROUP EQUITY AND LIABILITIES

Equity attributable to common shareholders of Ahold                 4,651        3,888
Minority interests                                                     64           64
------------------------------------------------------------   ----------   ----------
Group equity                                                        4,715        3,952
------------------------------------------------------------   ----------   ----------

Non-current liabilities
Pensions and other retirement benefits                                604          740
Deferred tax liabilities                                               58           64
Provisions                                                            536          476
Loans                                                               4,867        5,812
Finance lease liabilities                                           1,298        1,077
Cumulative preferred financing shares                                 666          666
Other non-current liabilities                                         380          310
------------------------------------------------------------   ----------   ----------
Total non-current liabilities                                       8,409        9,145
------------------------------------------------------------   ----------   ----------

Current liabilities
Provisions                                                          1,230          222
Loans, short-term borrowings and finance lease liabilities            917        2,465
Income taxes payable                                                    5          294
Payroll taxes, social security and VAT                                159          173
Accounts payable                                                    3,206        2,744
Accrued expenses                                                      799          921
Other current liabilities                                             549          551
Liabilities related to assets held for sale                            16          907
------------------------------------------------------------   ----------   ----------
Total current liabilities                                           6,881        8,277
------------------------------------------------------------   ----------   ----------

Total group equity and liabilities                                 20,005       21,374
============================================================   ==========   ==========

End of period USD exchange rate (euro per U.S. dollar)             0.8444       0.7375


                                                                                     6

                                                                                                     Koninklijke Ahold N.V.
                                                                                  Consolidated Summary Financial Statements
                                                                                          Full year and fourth quarter 2005

CONSOLIDATED STATEMENTS OF CASH FLOWS
Euros in millions
(Unaudited)

                                                                Note      2005          2004         Q4 2005       Q4 2004
-------------------------------------------------------------   ----   ----------    ----------    ----------    ----------
Cash flows from operating activities
Cash generated from operations                                     9        1,985         2,124           699           706
Income taxes (paid) received                                                  (64)         (104)          (38)           47
                                                                       ----------    ----------    ----------    ----------
Operating cash flows from continuing operations                             1,921         2,020           661           753
Operating cash flows from discontinued operations                             (24)          173           (12)           49
-------------------------------------------------------------   ----   ----------    ----------    ----------    ----------
Net cash from operating activities                                          1,897         2,193           649           802

Cash flows from investing activities
Purchase of property, plant and equipment and other
 intangible assets                                                         (1,231)       (1,265)         (321)         (392)
Divestments of property, plant and equipment and other
 intangible assets                                                            232           217            34            52
Acquisition of subsidiaries, net of cash acquired                             (32)           (7)           (1)            2
Acquisition of interests in joint ventures and associates                     (13)         (500)           (2)         (491)
Dividends from joint ventures and associates                                   63           425             1           372
Divestment of subsidiaries, net of cash divested                              989           931             4           556
Divestment of interests in joint ventures and associates                       25            11            20             7
Interest received                                                              85            63            15            14
Issuance of loans receivable                                                  (17)          (19)           (8)           (7)
Repayment of loans receivable                                                  54            58            13             8
                                                                       ----------    ----------    ----------    ----------
Investing cash flows from continuing operations                               155           (86)         (245)          121
Investing cash flows from discontinued operations                               4           (78)            -           (16)
-------------------------------------------------------------   ----   ----------    ----------    ----------    ----------
Net cash from investing activities                                            159          (164)         (245)          105

Cash flows from financing activities
Interest paid                                                                (730)         (765)         (199)         (144)
Net proceeds from issuance of common shares                                     7             1             1             -
Change in minority interests                                                  (26)          (17)            -           (10)
Proceeds from loans                                                           193           227            16           (23)
Repayments of loans                                                        (2,919)       (1,012)       (1,117)           51
Changes in derivatives                                                        473           (37)          113           (54)
Payments of finance lease liabilities                                         (93)          (92)          (25)          (23)
Change in short-term borrowings                                               (92)         (189)         (115)         (150)
                                                                       ----------    ----------    ----------    ----------
Financing cash flows from continuing operations                            (3,187)       (1,884)       (1,326)         (353)
Financing cash flows from discontinued operations                              (6)         (120)            -             2
-------------------------------------------------------------   ----   ----------    ----------    ----------    ----------
Net cash from financing activities                                         (3,193)       (2,004)       (1,326)         (351)
-------------------------------------------------------------   ----   ----------    ----------    ----------    ----------

Net cash from operating, investing and financing activities        9       (1,137)           25          (922)          556
=============================================================   ====   ==========    ==========    ==========    ==========

For a reconciliation between net cash from operating, investing and financing activities and cash and cash equivalents as presented in the balance sheets, see
Note 9.


                                                                                                                          7

                                                          Koninklijke Ahold N.V.
                                       Consolidated Summary Financial Statements
                                               Full year and fourth quarter 2005

NOTES TO THE CONSOLIDATED SUMMARY FINANCIAL STATEMENTS
Euros in millions, unless otherwise stated

1 THE COMPANY AND ITS OPERATIONS

The principal activities of Koninklijke Ahold N.V. ("Ahold" or the "Company"), a public limited liability company with its registered seat in Zaandam, the Netherlands, are the operation through subsidiaries and joint ventures of retail trade stores and foodservice activities in Europe and the U.S. In addition to Ahold's principal activities, some of its subsidiaries finance, develop and manage store sites and shopping centers primarily to support Ahold's retail operations.

The activities of Ahold are to some extent subject to seasonal influences. Ahold's retail business generally experiences an increase in net sales in the fourth quarter of each year, resulting mainly from holiday sales. Net sales figures for Ahold's foodservice business are not significantly impacted by seasonal influences.

The information in these consolidated summary financial statements is unaudited. Ahold's audited financial statements for 2005 will be included in Ahold's annual report 2005 that is expected to be published on April 13, 2006.

2 ACCOUNTING POLICIES

Ahold applies International Financial Reporting Standards ("IFRS") as adopted by the European Union as from financial year 2005. IFRS requires comparative information for one year in the annual report. Consequently, Ahold's transition date to IFRS was December 29, 2003, which was the start of the 2004 financial year.

Reconciliations of net income (loss) for full year and fourth quarter 2004 and group equity as of January 2, 2005 as previously reported under Dutch GAAP are provided in these consolidated summary financial statements. Further information on the conversion to IFRS, including changes in accounting policies as compared with Ahold's annual report 2004, can be found in Ahold's press release issued on May 17, 2005 and the IFRS Technical Conversion Memo on the Ahold website at www.ahold.com. The IFRS financial information for 2004 as disclosed in that memo has subsequently been impacted by immaterial changes, with the effect of decreasing group equity under IFRS as of January 2, 2005 by EUR 11, and decreasing 2004 net income under IFRS by EUR 1. These changes relate to the consolidation of certain stores acquired from franchisees, changes in the amounts related to the bifurcation of leased land and buildings and the accounting for one of the group's pension plans as a single-employer plan, where the plan was previously accounted for as a multi-employer plan. Furthermore, the IFRS Technical Conversion Memo presented the impact of the adoption of IFRS in the format of the balance sheet and statement of operations as applied by Ahold under Dutch GAAP. Ahold has subsequently changed the format of its balance sheet and statement of operations to comply with IFRS presentation requirements. Further information on the conversion to IFRS will be included in Ahold's annual report 2005.

IFRS differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). US GAAP information is not included in these consolidated summary financial statements. A reconciliation between IFRS and US GAAP will be included in Ahold's annual report 2005.

Ahold's financial year is based on 13 periods of 4 weeks, with the fourth quarter of 2005 and full year 2005 comprising 12 weeks and 52 weeks, respectively, and ending on January 1, 2006 (2004: 13 weeks and 53 weeks, respectively, ending January 2, 2005). The financial year of Ahold's subsidiaries in Central Europe and its treasury center in Geneva, Switzerland as well as Ahold's

                                                          Koninklijke Ahold N.V.
                                       Consolidated Summary Financial Statements
                                               Full year and fourth quarter 2005

former subsidiaries in Spain and South America use a calendar year end. In case of differing quarter-ends, any significant transactions and/or events between the quarter-end of a subsidiary, joint venture or associate and Ahold's quarter-end are taken into account in the preparation of Ahold's financial statements.

Euro equivalents of foreign currency amounts stated in the notes to these consolidated summary financial statements are determined using historical rates for settled items and closing rates for items still to be settled as of January 1, 2006.

Certain prior period amounts have been reclassified to conform to the current period's presentation.

3 SEGMENT REPORTING

Ahold operates in two business areas (retail and foodservice) that contain nine business segments. In addition Ahold's Group Support Office is presented as a separate business segment.

In 2005, Ahold revised its segment reporting as a result of the impact of its divestment program on its organizational structure. Ahold transferred its joint venture ICA and associate JMR from Other Europe to Rest of World. Subsequently, Ahold renamed those segments Schuitema and Other retail, respectively. Prior period segment information presented for comparative purposes is adjusted accordingly.

---------------------------------  ----------------------------------------------------------------
BUSINESS SEGMENT                   SIGNIFICANT OPERATIONS INCLUDED IN THE BUSINESS SEGMENT
---------------------------------  ----------------------------------------------------------------
Retail
Stop & Shop/Giant-Landover Arena   Stop & Shop, Giant-Landover and Peapod
Giant-Carlisle/Tops Arena          Giant-Carlisle and Tops
BI-LO/Bruno's Arena                BI-LO and Bruno's(1)
Albert Heijn Arena                 Albert Heijn, Etos, Gall & Gall and Ahold Coffee Company
Central Europe Arena               Czech Republic, Poland and Slovakia
Schuitema                          Schuitema (73.2%)
Other retail                       Spain(2), Asia(3), South America(4) and the unconsolidated joint ventures and associates ICA (60%)(5), JMR (49%), Williams &
                                   Humbert ("W&H") (50%)(6) and Paiz Ahold (50%)(7)

Foodservice
U.S. Foodservice                   U.S. Foodservice
Deli XL                            Deli XL(8)

Group Support Office               Corporate staff (the Netherlands, Switzerland and the U.S.)
---------------------------------  ----------------------------------------------------------------

    1.  Ahold sold BI-LO and Bruno's in January 2005.
    2.  Ahold sold its Spanish operations in December 2004.
    3.  Ahold sold the last of its operations in Asia in March 2004.
    4. Ahold sold the last of its operations in South America in April 2005, except that its transfer of the remaining approximately 15% of the shares of Disco has not yet been completed.
    5. Ahold increased its stake in ICA from 50% to 60% effective November 5, 2004.
    6.  Ahold completed the sale of its 50% interest in W&H in May 2005.
    7. Ahold completed the sale of its 50% interest in Paiz Ahold in September 2005. Paiz Ahold held a 66.7% stake in CARHCO.
    8.  Ahold completed the sale of Deli XL in September 2005.

Net sales and operating income from joint ventures, associates and discontinued operations are not included in the segmented financial information, since these are not included in the consolidated net sales and operating income of Ahold. Share in income of joint ventures and associates is comprised primarily of Ahold's share in income from joint ventures in the segment Other retail.


                                                                               Koninklijke Ahold N.V.
                                                            Consolidated Summary Financial Statements
                                                                    Full year and fourth quarter 2005

Net sales per segment are as follows:

                                                           2005        2004       Q4 2005     Q4 2004
------------------------------------------------------   --------    --------    --------    --------
Stop & Shop/Giant-Landover Arena                           13,161      12,949       3,229       3,121
Giant-Carlisle/Tops Arena                                   4,989       5,209       1,194       1,288
Albert Heijn Arena                                          6,585       6,418       1,598       1,630
Central Europe Arena                                        1,761       1,683         509         502
Schuitema                                                   3,128       3,181         743         806
------------------------------------------------------   --------    --------    --------    --------
Total retail                                               29,624      29,440       7,273       7,347

U.S. Foodservice                                           14,872      15,170       3,559       3,448

------------------------------------------------------   --------    --------    --------    --------
Ahold Group                                                44,496      44,610      10,832      10,795
======================================================   ========    ========    ========    ========

Operating income (loss) per segment is as follows:

                                                           2005        2004       Q4 2005     Q4 2004
------------------------------------------------------   --------    --------    --------    --------
Stop & Shop/Giant-Landover Arena                              708         691         157         163
Giant-Carlisle/Tops Arena                                      72         114           5          22
Albert Heijn Arena                                            288         317          69          83
Central Europe Arena                                          (44)        (54)        (18)          7
Schuitema                                                      95          67          28          17
------------------------------------------------------   --------    --------    --------    --------
Total retail                                                1,119       1,135         241         292

U.S. Foodservice                                               86          54          (8)         20

Group Support Office                                         (957)       (266)         59         (55)

------------------------------------------------------   --------    --------    --------    --------
Ahold Group                                                   248         923         292         257
======================================================   ========    ========    ========    ========

Operating income 2005 of the Group Support Office segment ("GSO segment") was negatively impacted by the settlement in the securities class action and the VEB proceedings (EUR 803, net of insurance proceeds). This was partially offset by the release of the D&S litigation provision (EUR 37). Included in operating income of the GSO segment in the fourth quarter of 2005 are insurance proceeds related to the settlement in the securities class action (EUR 92).

In the fourth quarter of 2005, operating income of U.S. Foodservicewas negatively impacted by restructuring and related charges of EUR 44, following the change in strategy, as announced in the fourth quarter of 2005. Expenses related to planned workforce reduction, asset impairments, lease expenses of facilities to be exited and termination of contracts.

Results on the disposal of property, plant and equipment did not have an impact on operating income of the fourth quarter of 2005 (fourth quarter of 2004: gain of EUR 25). Operating income in 2005 was positively impacted by gains on the disposal of property, plant and equipment amounting to EUR 52 (2004: EUR 15). These gains related mainly to the Giant-Carlisle/Tops Arena (EUR 19) and the Central Europe Arena (EUR 19).

Impairment losses recognized in operating income are disclosed in Note 4 below.

                                                          Koninklijke Ahold N.V.
                                       Consolidated Summary Financial Statements
                                               Full year and fourth quarter 2005

4 IMPAIRMENT LOSSES

General and administrative expenses include impairment losses and reversal of impairment losses of property, plant and equipment, investment property, goodwill, other intangible assets and loans receivable. Impairment losses per segment are as follows:

                                                           2005        2004       Q4 2005     Q4 2004
------------------------------------------------------   --------    --------    --------    --------
Stop & Shop/Giant-Landover Arena                               (8)        (39)         (1)          -
Giant-Carlisle/Tops Arena                                     (84)        (30)        (21)         (9)
Albert Heijn Arena                                             (6)        (17)         (3)         (4)
Central Europe Arena                                           (5)        (30)         (2)         (9)
Schuitema                                                      (6)        (74)          5         (37)
------------------------------------------------------   --------    --------    --------    --------
Total retail                                                 (109)       (190)        (22)        (59)

U.S. Foodservice                                              (17)          -         (17)          -

Group Support Office                                           (1)        (47)          -          (4)

------------------------------------------------------   --------    --------    --------    --------
Ahold Group                                                  (127)       (237)        (39)        (63)
======================================================   ========    ========    ========    ========

The impairment losses in the fourth quarter of 2005 in the Giant-Carlisle/Tops Arena consist of impairments of property, plant and equipment, which were mainly incurred in the northeast Ohio and eastern New York region. The impairment loss in the U.S. Foodservice segment relates to the restructuring following the change in strategy, as announced in the fourth quarter of 2005.

5 OTHER FINANCIAL INCOME (EXPENSE)

In October 2005, Ahold bought back approximately EUR 1,000 equivalent of outstanding debt for a total cash payment of EUR 912 (excluding accrued interest but including swap cash flows). The transaction, which will result in decreased net interest expenses in future years, resulted in a one-time expense of EUR 53 in the fourth quarter of 2005.

In connection with the acquisition of its 50% interest in ICA in 2000, Ahold granted a put option to its joint venture partners Canica and Hakon Invest AB ("HIAB", formerly ICA Forbundet Invest AB) that was recognized as a separate liability at fair value. Until November 2004, the fair value of the ICA put option was remeasured. In November 2004, the put option was settled (pursuant to which a 20% interest in ICA was obtained from Canica) and waived (with respect to HIAB). Subsequently, Ahold sold a 10% interest in ICA to HIAB. Included in other financial income in 2004 is EUR 379 (fourth quarter of 2004: EUR 449) resulting from the fair value remeasurement, the settlement of the Canica part of the ICA put option and the waiver of the HIAB part of the ICA put option, as well as the related divestment result on the sale of the 10% interest in ICA to HIAB.

6 SHARE IN INCOME OF JOINT VENTURES AND ASSOCIATES

In addition to Ahold's share in income of ICA and JMR, share in income of joint ventures and associates in the fourth quarter of 2005 includes a gain of EUR 21 related to the sale of Ahold's share in a real estate joint venture in the Stop & Shop/Giant Landover Arena.

                                                                                               Koninklijke Ahold N.V.
                                                                            Consolidated Summary Financial Statements
                                                                                    Full year and fourth quarter 2005

7 INCOME TAXES

The following table reconciles the statutory income tax rate of the Netherlands with the effective income tax rate as shown in the consolidated statements of operations:

                                                                                           2005                 2004
                                                                                 EUR         %         EUR        %
----------------------------------------------------------------------------   ------     ------     ------    ------
Income (loss) before income taxes                                                (243)                  780
Income tax benefit (expense) at statutory tax rate                                 77       31.5%      (269)     34.5%

Adjustments to arrive at effective income tax rate:
Rate differential local statutory rates versus the statutory rate of
 the Netherlands                                                                   20        8.1%        (2)      0.2%
Deferred tax saving (expense) due to changes in tax rates and the
 imposition of new taxes                                                           (4)      (1.5)%        -         -
Deferred tax saving (expense) related to (reversal of) impairment of
 deferred tax assets                                                              (24)      (9.9)%       79     (10.1)%
Group Support Office costs and financing                                          114       46.9%        28      (3.6)%
Share-based payments                                                               (5)      (2.0)%       (6)      0.8%
Participation exemption and group relief provisions                                42       17.3%        48      (6.1)%
Other                                                                             (15)      (6.0)%      (25)      3.1%
----------------------------------------------------------------------------   ------     ------     ------    ------
Total income taxes                                                                205       84.4%      (147)     18.8%
============================================================================   ======     ======     ======    ======

Group Support Office costs and financing includes the result of Ahold's intercompany finance activities, which are carried out from the treasury center in Geneva, Switzerland.

8 DISCONTINUED OPERATIONS

DISCONTINUED OPERATIONS
Income (loss) from discontinued operations per segment, consisting of operational results from discontinued operations and result on divestments is as follows:

BUSINESS SEGMENTS       DISCONTINUED OPERATIONS                      2005      2004     Q4 2005      Q4 2004
---------------------   -----------------------------------------   ------    ------   ---------    ---------
BI-LO/Bruno's Arena     BI-LO and Bruno's                                1        22          (4)         (24)
Other retail            Spain, Thailand, Disco, Bompreco/
                        Hipercard, G. Barbosa and Paiz Ahold            17         -           1           32
Deli XL                 Deli XL                                          7         5           -            2
---------------------   -----------------------------------------   ------    ------   ---------    ---------
Operational results from discontinued operations                        25        27          (3)          10

BI-LO/Bruno's Arena     BI-LO and Bruno's                               (4)        -          (5)           -
Other retail            Spain, Thailand, Disco, Bompreco/
                        Hipercard, G. Barbosa and Paiz Ahold           118       238          (9)         151
Deli XL                 Deli XL                                         58         -           -            -
---------------------   -----------------------------------------   ------    ------   ---------    ---------
Result on divestments of discontinued operations                       172       238         (14)         151

-----------------------------------------------------------------   ------    ------   ---------    ---------
Income (loss) from discontinued operations, net of income taxes        197       265         (17)         161
=================================================================   ======    ======   =========    =========


                                                                                                           12

                                                          Koninklijke Ahold N.V.
                                       Consolidated Summary Financial Statements
                                               Full year and fourth quarter 2005

OTHER DIVESTMENTS
Certain divestments or planned divestments do not meet the criteria of a discontinued operation under IFRS and are for that reason not included in the information on discontinued operations in this note. These divestments or planned divestments include, but are not limited to: the divestments of 198 convenience stores operating in the U.S. under the banners of Wilson Farms and SugarCreek, 13 Hypernova hypermarkets in Poland, Ahold's 50% interest in W&H in Spain, U.S. Foodservice's specialty distributor Sofco, 31 stores of Tops located in eastern New York and the Adirondacks region of New York and three shopping centers in Poland and the Czech Republic.

9 CASH FLOW

The following table presents a reconciliation between operating income and cash generated from operations:

                                                                  2005      2004      Q4 2005      Q4 2004
--------------------------------------------------------------   ------    ------    ---------    ---------
CASH GENERATED FROM OPERATIONS
--------------------------------------------------------------   ------    ------    ---------    ---------
Operating income                                                    248       923          292          257
Adjustments for:
  Depreciation, amortization and impairments                      1,069     1,209          266          307
  Loss (gain) on disposal of (groups of) assets                     (53)      (15)          (1)         (24)
  Settlement securities class action                                803         -          (92)           -
  Other                                                              24        18            4            4
--------------------------------------------------------------   ------    ------    ---------    ---------
Operating cash flow before changes in working capital             2,091     2,135          469          544

Changes in working capital:
  Receivables                                                       (32)      (39)         (67)         (71)
  Other current assets                                               (5)      (14)         (46)         (32)
  Inventories                                                        56        31          (19)         (23)
  Accounts payable                                                  202         6          183          209
  Current liabilities                                              (271)       54           (4)         120
  Restricted cash                                                    82        (5)          84            -
--------------------------------------------------------------   ------    ------    ---------    ---------
Total changes in working capital                                     32        33          131          203

Change in other non-current assets                                   (1)      (26)          (2)         (31)
Change in provisions                                               (181)      (38)          61          (46)
Change in other non-current liabilities                              44        20           40           36
--------------------------------------------------------------   ------    ------    ---------    ---------
Total changes in non-current assets and liabilities                (138)      (44)          99          (41)
--------------------------------------------------------------   ------    ------    ---------    ---------
Cash generated from operations                                    1,985     2,124          699          706
--------------------------------------------------------------   ------    ------    ---------    ---------

                                                                                                         13

                                                                                   Koninklijke Ahold N.V.
                                                                Consolidated Summary Financial Statements
                                                                        Full year and fourth quarter 2005

The following table presents a reconciliation between the cash flow statements and the cash and cash equivalents as presented in the balance sheets:

                                                                                       2005        2004
----------------------------------------------------------------------------------   --------    --------
Cash and cash equivalents of continuing operations at the beginning of the year         3,205       3,210
Restricted cash                                                                           (92)        (95)
Cash and cash equivalents related to discontinued operations                               66         129
                                                                                     --------    --------
Cash and cash equivalents at beginning of the year, including discontinued
 operations, excluding restricted cash                                                  3,179       3,244

Net cash from operating, investing and financing activities                            (1,137)         25
Effect of exchange rate differences on cash and cash equivalents                          163         (90)
Restricted cash                                                                            23          92
Cash and cash equivalents related to discontinued operations                                -         (66)
----------------------------------------------------------------------------------   --------    --------
Cash and cash equivalents of continuing operations at the end of the year               2,228       3,205
----------------------------------------------------------------------------------   --------    --------


10 SUBSEQUENT EVENTS

PRELIMINARY APPROVAL OF SETTLEMENT OF SECURITIES CLASS ACTION IN THE UNITED
STATES
In January 2006, the United States District Court for the District of
Maryland granted preliminary approval of its agreement with the lead plaintiffs to settle the securities class action entitled "In re Royal Ahold N.V. Securities & ERISA Litigation." The Court also granted certification of the settlement class. The settlement is conditioned on final approval of the District Court for the District of Maryland. Under the terms of the agreement in the securities class action, the lead plaintiffs in the securities class action agree to settle all claims against Ahold in the securities class action for the sum of USD 1,100 (EUR 929). The settlement covers Ahold, its subsidiaries and affiliates, the individual defendants and the underwriters.

SALE OF TWO U.S. DISTRIBUTION FACILITIES
In January 2006, Stop & Shop/Giant-Landover completed the sale of two distribution facilities. An affiliate of Pennsylvania-based Preferred Real Estate Investments acquired the facilities in a combined real estate transaction, the value of which amounts to approximately USD 90 (EUR 76).

SALE OF THREE SHOPPING CENTERS IN POLAND AND THE CZECH REPUBLIC
In March 2006, Ahold completed the sale of three shopping centers in Poland and the Czech Republic to a fund managed by ING Real Estate. The transaction was announced in December 2005 and has a value, consisting of a cash consideration and debt repaid to Ahold, of approximately EUR 108 million.

                                                          Koninklijke Ahold N.V.
                                       Consolidated Summary Financial Statements
                                               Full year and fourth quarter 2005

RECONCILIATIONS FROM DUTCH GAAP TO IFRS


CONSOLIDATED NET INCOME (LOSS) 2004 AND Q4 2004

--------------------------------------------------------------   ------    ---------
                                                                  2004      Q4 2004
--------------------------------------------------------------   ------    ---------
Net income (loss) in accordance with Dutch GAAP                    (436)         103

Goodwill and other intangible assets with indefinite lives          155           35
Bifurcation of leased land and buildings                              1           (2)
Other real estate related differences                                (5)          (1)
Non-current assets held for sale and discontinued operations         81           (1)
Net gain on divestments                                             725          195
Cumulative preferred financing shares                               (44)         (10)
Convertible bond                                                    (28)           1
Share-based payments                                                (18)          (4)
Post-employment benefits                                             52            7
Discounting of long-term provisions                                  (2)          (2)
Derivative instruments and revaluation of loans                      39           14
ICA put option                                                      466          449
Deferred tax impact on adjustments to IFRS                         (108)         (37)
IFRS impact on joint ventures and associates                          7            2
--------------------------------------------------------------   ------    ---------

Total IFRS impact                                                 1,321          646
--------------------------------------------------------------   ------    ---------

Consolidated net income attributable to common
 shareholders in accordance with IFRS                               885          749
==============================================================   ======    =========


GROUP EQUITY AS OF JANUARY 2, 2005
--------------------------------------------------------------  ----------------
                                                                JANUARY 2, 2005
--------------------------------------------------------------  ----------------
Group equity in accordance with Dutch GAAP                                4,666

Goodwill and other intangible assets with indefinite lives                  128
Bifurcation of leased land and buildings                                     39
Other real estate related differences                                       (13)
Non-current assets held for sale and discontinued operations                 47
Cumulative preferred financing shares                                      (666)
Post-employment benefits                                                    (84)
Discounting of long-term provisions                                           9
Derivative instruments and revaluation of loans                               2
Goodwill ICA                                                               (135)
Deferred tax impact on adjustments to IFRS                                  (33)
IFRS impact on joint ventures and associates                                  2
Other adjustments                                                           (10)
-------------------------------------------------------------   ---------------

Group equity in accordance with IFRS                                      3,952
=============================================================   ===============

                                                          Koninklijke Ahold N.V.
                                       Consolidated Summary Financial Statements
                                               Full year and fourth quarter 2005

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in these consolidated summary financial statements are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to the timing of the publication of Ahold's audited financial statements 2005; statements as to Ahold's plans to prepare its consolidated financial statements in accordance with IFRS; statements as to Ahold's plans to include information on the conversion to IFRS in its annual report 2005; Ahold's plans to include the reconciliation between IFRS and US GAAP in its 2005 annual report; statements regarding the transfer of the remaining approximately 15% of the Disco shares; and statements as to the expected impact of the October 2005 buy-back of bonds. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as unanticipated delays in publishing Ahold's results, unforeseen impacts of IFRS, including changes to IFRS or other accounting requirements, unanticipated delays in completing the reconciliation between IFRS and US GAAP in Ahold's 2005 annual report, the inability to address, or delays in addressing, court orders in effect currently or in the future that may prohibit the sale and/or transfer of Disco shares and other legal obstacles to the completion of the transaction, Ahold's liquidity needs exceeding expected levels, fluctuations in exchange rates or interest rates, any actions taken by courts, government regulators and law enforcement agencies, Ahold's ability to defend itself and/or its (former) affiliates in any litigation, and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these interim financial statements. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these interim financial statements, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."